Item 77 D - Inserts

Scudder MG Investments Trust--N-SAR

At the December 2003 Board meeting, the Board of Trustees approved Scudder International Select Equity Fund, Scudder European Equity Fund, Scudder Emerging Markets Debt Fund, Scudder Fixed Income Fund, Scudder Short Duration Fund, Scudder High Income Plus Fund and Scudder Total Return Bond Fund to invest Uninvested Cash in Scudder Cash Management QP Trust. The Funds will invest Uninvested Cash in Central Funds only to the extent that a Fund's aggregated investment in the Central Funds does not exceed 25% of its total assets.



At the April 2004 Board meeting, the Board of Trustees approved an increase in the Scudder International Select Equity Fund's maximum amount it can invest in companies located in countries with emerging markets. The maximum allowable emerging markets investment allocation was increased from 5% to 15%.



Also, at the April 2004 Board meeting, the Board of Trustees approved Scudder High Income Plus Fund to use credit default swaps to buy or sell protection on high yield exposure with a constraint of 15% of the Fund's assets. When buying protection for the Fund through the use of credit default swaps a sub-limit maximum of 5% of the Fund's assets is established. The Fund may invest in TRAC-X NA High Yield instruments to the extent permitted by law.